August 15, 2007

Mark P. Shuman
Branch Chief - Legal
United States Securities and Exchange Commission
Mail Stop 4-6
Washington, D.C. 20549

Re: NeoMedia Technologies, Inc. Amendment No. 3 to Registration Statement on Form S-3 Filed June 11, 2007 File No. 333-137227

Dear Ms. Jacobs:

This letter has been prepared in response to your request for NeoMedia Technologies, Inc. to respond to the staff’s comments in the letter dated July 12, 2007 with respect to the Amendment No. 3 to the Registration Statement on Form S-3 filed June 11, 2007 by NeoMedia Technologies, Inc.

Form S-3/A

General

Comment 1:	Please ensure that you check the box on the cover of the registration statement confirming that you intend to rely on Rule 415 for the continuous offering of the securities being registered.

Response:	We have updated the cover page to reflect our reliance on Rule 415 for the continuous offering of the securities being registered.

Comment 2:
Please refer to prior comment 2 from our letter dated February 6, 2007. We note your reference to the 4.99% ownership cap applicable to Cornell under the terms of the convertible securities described in the registration statement. However, the applicability of such provisions to your analysis of whether Cornell meets the definition of an underwriter is unclear given the disclosure in the prospectus that such caps were waived upon your default under the Investor Rights Agreements entered into with regards to the sale of such securities. We also note from your response that you have reduced the number of shares being registered on behalf of Cornell Capital Partners to 263 million shares, which you state is less than 30% of the Company’s current number of issued and outstanding shares of common stock held by non-affiliates. However, the calculations used as a basis for such statement are unclear. In this regard, we note that 891,400,239 shares were outstanding as of May 29, 2007, and the shares being offered on behalf of Cornell are equal to 29.5% of this amount. It appears that you have also included restricted shares issued during the pendency of this registration statement to people that are selling stockholders. It does not appear to be appropriate to include such restricted shares issued after the filing of this registration statement in your calculation of the Company’s public float. Please provide us a revised analysis regarding the calculation of percentage of shares being registered on behalf of Cornell Capital and its affiliates.

Response:
After receiving the Commission’s comments, the Company, Company counsel and Cornell Capital, reviewed the prior investment transaction documents. We have determined that an error was made by us in the statement with respect to the 4.99% ownership limitation in an event of default. The investment documents do not provide that upon an event of default by the Company the 4.99% ownership limitation may be waived by Cornell Capital. We apologize for any confusion and have corrected the disclosure in the description of the transaction in the registration statement.

As stated previously in the Company’s response number 2 in its letter dated June 11, 2007, Cornell Capital, to the extent it acquires shares at all, will hold a significant portion of them for many months before they are distributed to public investors. This effect is amplified by the cap on ownership at 4.99%. As discussed in the registration statement, the convertible securities contain restrictions that do not allow the holder to convert under the convertible securities, if giving effect to the conversion, it would cause the aggregate number of shares beneficially held by the holder and its affiliates to exceed 4.99%. In stark contrast, in a traditional underwriting or primary offering the holding period is generally less than a week. The amount of shares involved acts in concert with holding period length to encompass the concept of rapidity with which new shares become part of the public float. Here, interaction of the cap, the terms of conversion, and market liquidity conditions work to, in practice, make that speed significantly more deliberate than in the case of a primary underwritten offering where a large block of shares hits the market immediately.

The Company’s belief is that it is not controlled by Cornell Capital within the meaning of the definition of “subsidiary” in Rule 405. As a result, the Company is eligible to file a shelf registration statement to cover the resale of the shares of common stock held by Cornell.

As stated previously, despite the number of shares being registered on behalf of Cornell, based on the nature of the transaction, the Company believes that the offering covered by this Registration Statement is a secondary offering. In telephone interpretation D-29 that describes the importance of identifying whether “a purported secondary offering is really a primary offering” and, therefore, “the selling shareholders are and should be treated as underwriters selling on behalf of an issuer,” it is suggested that consideration be given to:

•	How long the selling security holder has held the shares;

•	The circumstances under which the securities were acquired;

•	The relationship between the selling security holder and the issuer;

•	The amount of the securities involved;

•	Whether the selling security holder is in the business of underwriting securities; and

•	Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

We believe that a fair consideration of these factors will lead to the conclusion that Cornell Capital, a selling security holder named in this registration statement, is not an underwriter acting on behalf of the Company, the issuer. We also note that Cornell Capital’s investment was made a number of months ago in good faith and in strict accordance with the guidance that was then prevailing. The Company confirms that once a participant is deemed to meet the definition of an underwriter, it will make such disclosure in the registration statement.

With respect to the number of shares being registered on behalf of Cornell Capital Partners, we have changed our calculation of the 30% threshold to exclude restricted shares issued during the pendency of this registration statement to people that are selling stockholders. As a result, the number of shares being registered hereunder on behalf of Cornell has been reduced to 200,000,000, which is less than 30% of the public float calculated under the revised methodology. The revised public float was calculated as follows:

Shares outstanding as of August 2, 2007	900,699,016

Less affiliate shares:
Charles W. Fritz	(9,640,766)
James J. Keil	(2,442,619)

Less restricted shares issued after initial S-3 filed:
Nokia Ventures, L.P.	(42,987,915)
Apax Europe IV - A LP	(77,397,302)
ARGC IV, L.P.	(772,361)
ARGO II, L.P.	(73,828,938)
ARGO II The Wireless Internet Fund (Europe) LP	(2,634,432)
Cornell Capital	(8,781,362)

Shares held by non-affiliates	682,213,321
x 30%
30% of non-affiliate shares outstanding	204,663,996

Comment 3:
We note that as part of your March 27, 2007 private placement to Cornell Capital Partners you entered into several agreements, including a Master Amendment Agreement. Please tell us the impact of these agreements on the terms, rights, and privileges of the securities held by Cornell and your various other agreements entered into with Cornell prior to the March 2007 transaction.

Response:
On March 27, 2007, the Company and Cornell entered into various documents, including a Master Amendment Agreement, in connection with a $7,458,000 convertible debenture financing. The Master Amendment Agreement had the following impact on the terms, rights, and privileges of the securities held by Cornell and our various other agreements entered into with Cornell prior to the March 2007 transaction:

•
The Master Amendment Agreement defined the amount of interest and liquidated damages accrued through March 27, 2007 on other convertible securities held by Cornell. The agreement also specified that these amounts were to be paid in full from the proceeds of the March 2007 financing.

•
The Master Amendment Agreement amended all Registration Rights Agreements between the Company and Cornell entered into in connection with previous convertible securities. Each of the previous Registration Rights Agreements called for a registration statement to be filed and declared effective within certain timelines. The Company failed to meet those timelines, resulting in the accrual of the liquidated damages identified and paid pursuant to the Master Amendment Agreement. The filing and effectiveness deadlines for all previous registrations were then reset to April 12, 2007 and May 10, 2007, respectively, in the Master Amendment Agreement. NeoMedia failed to meet either deadline, and as a result is accruing liquidated damages on an ongoing basis until such time as this registration statement is declared effective.

•	The Master Amendment Agreement gave Cornell the right to allocate the number of shares being registered in their name in this registration, subject to the limitations of Rule 415.

The various other agreements entered into in connection with the March 2007 financing had no impact on the terms, rights, and privileges of the securities held by Cornell or on other agreements entered into with Cornell prior to the March 2007 transaction.

Selling Stockholders, page 21

Comment 4:
It does not appear that your selling stockholder table on page 22 has been updated to provide all the information required by Item 507 of Regulation S-K. Specifically, we note your disclosure on pages 2, 26, and 28 that the 4.99% ownership cap applicable to Cornell Capital Partners has been terminated and/or waived because you are in default of your Investors Rights Agreements associated with the convertible securities described in this registration statement. Therefore, it appears that all shares beneficially owned by Cornell, both before and subsequent to this offering, should be included in the table (and footnote (2) revised accordingly). Also, it appears that several selling stockholders will continue to own greater than 1% of your outstanding common stock upon completion of this offering (e.g., GZ Paul Partners BV, Apax Europe IV, Argo II, and Nokia Ventures). Please revise to include all information required by Item 507.

Response:
As stated in response number 2 above, after receiving the Commission’s comments, the Company, Company counsel and Cornell Capital, reviewed the prior investment transaction documents and determined that the statement with respect to a waiver of the 4.99% ownership limitation in an event of default was incorrect. The investment documents do not provide that upon an event of default by the Company the 4.99% ownership limitation may be waived by Cornell Capital. We apologize for any confusion and have corrected the disclosure in the description of the transaction in the registration statement.

In addition, we have corrected the column entitled “Shares Beneficially Owned After Offering” to appropriately reflect the ownership of all parties in accordance with Item 507.

Very truly yours,

/S/ William J. Hoffman

William J. Hoffman
Chief Executive Officer